UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT

TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2006.

Commission File Number: 000-51933

LABOPHARM INC.

480 Armand-Frappier Blvd.

Laval, Québec, Canada

H7V 4B4

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐    Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐    No  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3 under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-                        .

TABLE OF CONTENTS

Exhibits

99.1	Press Release – May 4, 2006 (Labopharm Appoints Santo J. Costa to Chairman of the Board)

99.2	Press Release – May 9, 2006 (Labopharm Enters Into Distribution Agreement with Grunenthal for Once-Daily Tramadol in Belgium)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LABOPHARM INC.

Date: May 11, 2006	By:	/s/ Lynda Covello
	Name:	Ms. Lynda Covello
	Title:	General Counsel and Corporate Secretary

Exhibit 99.1

Press Release

Labopharm

FOR IMMEDIATE RELEASE

LABOPHARM APPOINTS SANTO J. COSTA TO CHAIRMAN OF THE BOARD

LAVAL, Quebec (May 4, 2006) – Labopharm Inc. (TSX: DDS, NASDAQ:DDSS) today announced that Mr. Santo J. Costa has been appointed as chairman of the Company’s Board of Directors.

Previously, Mr. Costa held the role of President and Chief Operating Officer of Quintiles Transnational Corporation (Nasdaq:QTRN), an international provider of a full range of pharmaceutical product development and commercialization activities, from early compound development, laboratory services and regulatory submission through sales and marketing. Mr. Costa joined Quintiles at the time of its initial public offering and, during his tenure, oversaw the successful integration of more than 40 acquisitions. During that same period, Quintiles’ annual revenue grew from $90 million to $1.6 billion and its employee base grew from 1,000 to 20,000. Prior to joining Quintiles, Mr. Costa held the positions of General Counsel and Senior Vice-President Administration with Glaxo Inc. (NYSE:GSK), US Area Counsel with Merrell Dow Pharmaceuticals and Counsel, Food & Drug with Norwich Eaton Pharmaceuticals. Mr. Costa is currently Of Counsel with Maupin Taylor P.A. of Raleigh, North Carolina specializing in corporate law for healthcare companies.

Mr. Costa currently serves as director of a number of health sciences companies, including NPS Pharmaceuticals, Inc. (Nasdaq:NPSP), CV Therapeutics, Inc. (Nasdaq:CVTX), Digiscripts and Constella Group and is chairman of NeuroMedix Inc. (TSXV:NMX). He also sits on the Board of Advisors of the North Carolina Outward Bound School, the Duke Brain Tumor Advisory Committee, the Duke University Medical Center Board of Visitors and the Duke Cancer Patient Support Program Board. Mr. Costa is an Adjunct Professor in the clinical research program at the Campbell University School of Pharmacy. Mr. Costa holds a B.S. in Pharmacy and a J.D., both from St. John’s University. He is a member of the North Carolina Bar Association, the New York Bar and the Ohio Bar.

The Company also announced that, at the 2006 Annual Meeting held on Thursday, May 4, 2006 in addition to Mr. Costa, the following individuals were also elected to the position of director: James R. Howard-Tripp, Richard J. MacKay, Anthony C. Playle, Frederic Porte, Robert Raich, Jacques L. Roy and James S. Scibetta.

About Labopharm Inc.

Labopharm Inc. (TSX: DDS, NASDAQ:DDSS) is an international, specialty pharmaceutical company focused on the development of drugs incorporating Contramid®, the Company’s proprietary advanced controlled-release technology. Labopharm’s lead product, a once-daily formulation of the analgesic tramadol, is marketed in Germany and has received regulatory approval in 21 other European countries. In the U.S., the Company’s NDA for once-daily tramadol is under review at the FDA and the Company has secured a licensing and distribution agreement with Purdue Pharma, a premier marketer of long-acting pain medications. The Company’s pipeline includes a combination of proprietary and partnered programs with products both in clinical trials and in preclinical development. For more information, please visit www.labopharm.com.

1

This press release contains forward-looking statements, which reflect the Corporation’s current expectations regarding future events. The forward-looking statements involve risks and uncertainties. Actual events could differ materially from those projected herein and depend on a number of factors, including the successful and timely completion of clinical studies, the uncertainties related to the regulatory process and the commercialization of the drug thereafter. Investors should consult the Corporation’s ongoing quarterly filings and annual reports for additional information on risks and uncertainties relating to these forward-looking statements. The reader is cautioned not to rely on these forward-looking statements. The Corporation disclaims any obligation to update these forward-looking statements.

At Labopharm	At The Equicom Group
James Howard-Tripp	Jason Hogan – Toronto
President and Chief Executive Officer	Investor and Media Relations
Tel: (450) 686-1017	Tel: (416) 815-0700
ir@labopharm.com	jhogan@equicomgroup.com

2

Exhibit 99.2

Press Release

Labopharm

FOR IMMEDIATE RELEASE

Labopharm Enters Into Distribution Agreement with Grunenthal for Once-

Daily Tramadol in Belgium

LAVAL, Quebec, CANADA (May 9, 2006) – Labopharm Inc. (TSX: DDS, NASDAQ:DDSS) today announced that it has signed a licensing and distribution agreement with Grunenthal GmbH for its once-daily tramadol product for Belgium.

“With this agreement, we have now secured marketing partners for 22 European countries, which, combined, account for more than 90% of tramadol product sales in Europe,” said James R. Howard-Tripp, President and Chief Executive Officer, Labopharm Inc. “This agreement builds on our relationship with Grunenthal, the original developer of tramadol and one of our two partners for France. Grunenthal is the largest marketer of tramadol products in Belgium with a market share of more than 50%.”

Under terms of the agreement, Grunenthal will have the exclusive right to market and sell Labopharm’s once-daily tramadol product in Belgium. Labopharm will supply Grunenthal with finished packaged product and will receive revenue from the sale of such finished packaged product at rates commensurate with those of previous licensing and distribution agreements that Labopharm has entered into for other European markets.

About Labopharm Inc.

Labopharm Inc. (TSX: DDS, NASDAQ:DDSS) is an international, specialty pharmaceutical company focused on the development of drugs incorporating Contramid®, the Company’s proprietary advanced controlled-release technology. Labopharm’s lead product, a once-daily formulation of the analgesic tramadol, is marketed in Germany and has received regulatory approval in 21 other European countries. In the U.S., the Company’s NDA for once-daily tramadol is under review at the FDA and the Company has secured a licensing and distribution agreement with Purdue Pharma, a premier marketer of long-acting pain medications. The Company’s pipeline includes a combination of proprietary and partnered programs with products both in clinical trials and in preclinical development. For more information, please visit www.labopharm.com.

This press release contains forward-looking statements, which reflect the Corporation’s current expectations regarding future events. The forward-looking statements involve risks and uncertainties. Actual events could differ materially from those projected herein and depend on a number of factors, including the successful and timely completion of clinical studies, the uncertainties related to the regulatory process and the commercialization of the drug thereafter. Investors should consult the Corporation’s ongoing quarterly filings and annual reports for additional information on risks and uncertainties relating to these forward-looking statements. The reader is cautioned not to rely on these forward-looking statements. The Corporation disclaims any obligation to update these forward-looking statements.